Copa Holdings Announces Third Quarter Financial Results Release Schedule

PANAMA CITY, Oct. 8, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Third Quarter 2014
Date:	November 19, 2014
Time:	After US markets close
This release will be available on our website:	http://investor.shareholder.com/copa/results.cfm
Earnings Conference Call and Webcast
Date:	November 20, 2014
Time:	11:00 AM US ET (11:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
Jose Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 69 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 97 aircraft: 71 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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CONTACT: Rafael Arias, Director-Investor Relations, (507) 304-2431